EXHIBIT 21
SUBSIDIARIES OF THE COMPANY

Name	Jurisdiction of Incorporation

Assembly Component Systems, Inc.	Illinois
Automatic Screw Machine Products Company, Inc. *	Alabama
C.B. Lynn Company **	Illinois
Cronatron Welding Systems LLC	North Carolina
Drummond American LLC	Illinois
Lawson Products de Mexico S. de RL. de C.v.	Mexico
Lawson Products, Inc. **	Georgia
Lawson Products, Inc.	Illinois
Lawson Products, Inc. **	Nevada
Lawson Products, L.L.C. **	New Jersey
Lawson Products, Inc. **	Texas
Lawson Products Inc. (Ontario)	Ontario, Canada
LP Service Co. **	Illinois
LPI Holdings, Inc. **	Illinois
Rutland Tool & Supply Company, Inc.	Nevada

*	Subsidiary of Assembly Component Systems, Inc.

**	On January 1, 2010 these subsidiaries were merged into Lawson Products, Inc. (Illinois)